301 Yamato Road, Suite 1240 Boca Raton, FL 33431 Phone: 1-800-630-4190 Web: www.True2Beauty.com Publicly Traded Stock: TRTB

FILED AS CORRESPONDENCE ON EDGAR

April 20, 2015

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	True 2 Beauty, Inc.
Registration Statement on Form S-1
File No. 333-201811

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, True 2 Beauty, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-173570), as amended (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Daylight Time on April 22, 2015, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a call to the Registrant’s Legal Counsel, Frederick M. Lehrer, Esquire, at (321) 972-8060. We also respectfully request that a PDF copy of the written order from the Commission verifying the effective date of such Registrant Statement be sent to Frederick M. Lehrer, Esquire at: flehrer@securitiesattorney1.com.

Sincerely,

/s/ William Bollander
William Bollander
Chief Executive Officer